Filed by optionsXpress Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: optionsXpress Holdings, Inc.
Commission File No.: 001-32419
To Our optionsXpress Customers
I am writing with exciting news. This morning, optionsXpress Holdings, Inc (NasdaqGS:OXPS) and The Charles Schwab Corporation (NYSE:SCHW) announced that they have agreed to merge, joining a leader in retail options and futures trading with a pioneer in online brokerage and one of the world’s most admired companies. The combination creates a larger, stronger, financial services company bringing innovation in trading technology and award winning customer service to investors and institutions.
optionsXpress will be the “Center of Excellence” for options, futures, and forex trading for the combined organization, complementing and accelerating Schwab’s current strategy of building a “best-in-class” experience for active investors. Our partnership with Schwab will bring you direct access to many exciting Schwab products, including Schwab’s investing, brokerage and banking services.
We will continue to deliver our powerful, yet easy-to-use options and futures trading technology combined with the customer service you love. All aspects of your relationship with optionsXpress, from customer service telephone numbers and the optionsXpress team, to the web site www.optionsXpress.com, remain the same. I will continue to lead optionsXpress, based here in Chicago with the same team that has delivered great service to you over the past ten years and we will make every effort to ensure that your every-day interactions with us go smoothly.
For more information click to read the press release and FAQs. If you have questions, please feel free to contact us at support@optionsXpress.com, through Live Help, or at (888) 280-8020.
On behalf of the entire optionsXpress team, I want to thank you for making us your broker and we look forward to many more years together. We do not take your loyalty for granted. We have been proud to serve you for the last 10 years and we will continue to deliver the trading experience, innovative technology, and excellent customer service you have grown to expect from us,
Thank you again for your support,
Sincerely yours,
David Fisher
Chief Executive Officer
optionsXpress Holdings, Inc.
March 20, 2011

Options involve risk and are not suitable for all investors. Please read Characteristics and Risks of Standardized Options (PDF) or available by calling 1-888-280-8020 or 312-629-5455.
© 2011 optionsXpress, Inc. Member FINRA, SIPC, CBOE, ISE, ArcaEX, BOX, PHLX, and NFA.
*Barron’s, March 14, 2011, 16th annual survey, Rating Online Brokers. optionsXpress awarded 4.0 stars out of 5 in overall ratings. Overall ratings based on Usability, Trade Experience, Trading Technology, Range of Offerings, Research Amenities, Portfolio Analysis & Report, Customer Service & Access, and Costs. Barron’s is a registered trademark of Dow Jones & Company, Inc. (C) 2011.
American Customer Satisfaction Index, February 2011, Quarterly Index for E-Commerce, ranked Charles Schwab highest in customer satisfaction among online broker. ACSI is a registered trademark of ACSI LLC.
Fortune Magazine, March 21, 2011, World’s Most Admired Companies, ranked Charles Schwab #1 in the industry for innovation, Fortune Magazine is a Time Warner Company. © 2011 Cable News Network.
Additional Information
In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s web site (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s web site, www.aboutschwab.com, under the tab “Financials and SEC Filings” or from optionsXpress’ web site, www.optionsXpress.com/investor, under the item “SEC Filings.” Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. This document contains forward-looking statements which involve a number of significant risks and uncertainties.
March 20, 2011

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